PATHWAY CAPITAL OPPORTUNITY FUND, INC.
10 East 40th Street, 42nd Floor
New York, NY 10016

October 31, 2017

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, DC 20549
Attn: Jay Williamson, Esq.

Re:    Pathway Capital Opportunity Fund, Inc.
Registration Statement on Form N-2
(File Nos. 333-219511 and 811-22807)
Dear Mr. Williamson:
In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Pathway Capital Opportunity Fund, Inc. (the “Company”) respectfully requests acceleration of effectiveness of the above-captioned registration statement (the “Registration Statement”), including all amendments thereto, to 12:00 p.m., Eastern Time, on October 31, 2017 or as soon thereafter as possible.

PATHWAY CAPITAL OPPORTUNITY FUND, INC.

By: /s/ M. Grier Eliasek
M. Grier Eliasek
Chief Executive Officer and President